UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 3, 2021 (December 1, 2021)

Date of Report: (Date of earliest event reported)

MASTERWORKS 016, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1144500
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor

New York, New York 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks 016, LLC in its Current Report on Form 1-U as filed with the SEC on November 5, 2021, on November 3, 2021, Masterworks Gallery LLC, on behalf of Masterworks 016, LLC (referred to together herein as “we”, “our” or the “Company”) entered into a Seller’s Agreement and certain terms and conditions of sale (collectively, the “Agreement”) with Christie’s Hong Kong Limited (“Christie’s HK”) whereby the Company agreed with Christie’s HK to auction the painting created by George Condo owned by the Company (the “Painting”) at Christie’s 20th and 21st Century Art Evening Sale held on December 1, 2021. Pursuant to the Agreement, Christie’s HK agreed to pay the Company a percentage of the proceeds of the sale of the Painting at the auction, and agreed that irrespective of the outcome of the auction, the Company will receive at least a minimum guaranteed amount (the “Guaranteed Amount”) as agreed upon between the Company and Christie’s HK, provided, however, Christie’s HK’s payment obligations are subject to customary conditions for transactions of this kind. A copy of the Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on November 5, 2021.

On December 1, 2021, the Painting was sold to Christie’s HK pursuant to the Agreement for the Guaranteed Amount (the “Sale”). As required by the Company’s Amended and Restated Operating Agreement, the Special Committee of the Board of Managers of the Company approved the Sale.

After allocating estimated costs and expenses incurred in connection with the transaction and winding up and amounts in respect of profit sharing interests represented by Class B ordinary shares, we expect record holders of the Company’s Class A ordinary shares will receive a distribution in the amount of approximately $29.87 per Class A ordinary share. The actual amount of the distribution may differ slightly from such amount if and to the extent actual expenses differ from our estimate. The timing of the distribution is uncertain and will depend on the timing of our receipt of payment from Christie’s HK, which is expected to occur in the first fiscal quarter of 2022. Title of the Painting shall pass to Christie’s HK only after payment in full of the Guaranteed Amount, after which the Company will make the distribution and commence the process of winding up and dissolving in accordance with its Amended and Restated Operating Agreement.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Seller’s Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on November 5, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 016, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: December 3, 2021